September 11, 2008

Mail Stop 4561

Mr. Steve S. Sinohui
Chief Financial Officer
SIN Holdings, Inc.
3225 S. Garrison, Unit 21
Lakewood, CO 80227

        Re: **SIN Holdings, Inc.**
                 Form 10KSB for the Year Ended December 31, 2007
                 File No. 0-49752

Dear Mr. Sinohui:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief